EXHIBIT 99.1

PyroGenesis Confirms Successful Site Acceptance Testing of Three Drosrite™ Systems in Operation

MONTREAL, April 25, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to confirm that, further to Drosrite International LLC’s press release earlier today, the Company’s DROSRITE™ dross recovery technology has been successfully commissioned at Ma’aden Aluminum (the “Smelter” or “End-User”), a joint venture with Alcoa, and one of the world’s largest primary aluminum producers with 2021 revenue in excess of US $7billion.

All DROSRITE™ systems supplied by Drosrite International are manufactured in the USA.

“Today's results are indeed, as stated by Drosrite International, a significant achievement as they validate the DROSRITE™ technology on a massive scale with a major primary aluminum producer,” said P. Peter Pascali, CEO and President of PyroGenesis.

The successful milestone announced today by Drosrite International involves an initial order for 7 DROSRITE systems, the first three of which have passed site acceptance testing and have been fully commissioned, with the remaining four already manufactured and awaiting final shipment at the End-User’s request.

The next major milestone is delivery of the next four systems to the same smelter.

“The fact that we have a salt-free dross recovery system in use for the first time at a primary aluminum producer further validates our DROSRITE™ technology, and opens the door for further expansion,” added Mr. Pascali. “In fact, we are gaining significant attention within the industry, and we are receiving additional inquiries from other primary aluminum producers in the Gulf region as a result of this achievement.”

“In this challenging time when macroeconomic, geopolitical, energy, and supply-chain factors have intensified the already tight market for aluminum, it has become even more important for primary aluminum producers to find technologies that can help maximize their production efficiencies,” continued Mr. Pascali. “With PyroGenesis’ DROSRITE™ metal recovery solutions, an in-stream, on-site benefit is achieved, and valuable aluminum is recovered and returned to the process directly at the source.”

In addition, as a result of the commissioning of these 3 systems, the Company reports that dross residues are now being generated, which as the Company previously identified in a press release dated September 27, 2021, have the potential to be processed and converted into high-margin chemical and metallurgical products in the future.

About PyroGenesis Canada Inc.
PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Company's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President Investor Relations and Strategic Business Development
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/